UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Numbers 033-47909
033-54482
BELL CANADA

(Exact name of registrant specified in its charter)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices )

7.75% Debentures, Series EL, Due 2006
9.50% Debentures, Series ES, Due 2010

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☑

Approximate number of holders of record as of the certification or notice date:
7.75% Debentures, Series EL, Due 2006: 0
9.50% Debentures, Series ES, Due 2010: Less than 300

Pursuant to the requirements of the Securities Exchange Act of 1934, Bell Canada has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 24, 2007	Bell Canada

	By:	/s/ Patricia A. Olah
		Name:	Patricia A. Olah
		Title:	Corporate Secretary and Lead Governance Counsel